JAB URANIUM PROJECT
SWEETWATER COUNTY, WYOMING
USA

43-101
MINERAL RESOURCE REPORT

PREPARED FOR:
ENERGY METALS CORPORATION

PREPARED BY:
Douglas Beahm, PE, PG
Principal Engineer
BRS INC.

July 14, 2006

List of Figures

Figure 1	Location Map	Section 26
Figure 2	Drill Hole and Claim Map	Section 26
Figure 3	Geologic Map and Stratigraphic Column	Section 26
Figure 4	JAB Mineralized Trend	Section 26
Figure 5	RD Mineralization Cross Section	Section 26
Figure 6	Silverbell Mineralization Cross Section	Section 26

SECTION 3                     SUMMARY

The following report was prepared by BRS Inc. a Professional Engineering and Natural Resource Corporation duly licensed in the State of Wyoming, USA. The report addresses the geology, uranium mineralization and in-place mineral resources of the mineral holdings for Energy Metals Corporation’s (EMC) JAB Uranium Project. The JAB Uranium Project is located in Sections 13, 14, 15, 16, 21, 22, and 23,Township 26 North, Range 94 West (refer to Figure 1, JAB Uranium Project Location Map). Approximate Latitude 42o 14’ North and Longitude 108o 00’ West. The claims are unpatented mining lode claims and State of Wyoming leases comprising some 2,100 acres

This report is a summary of mineral resources. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The JAB Uranium Project was extensively explored from the 1970’s through the mid 1980’s with the principal exploratory work and drilling completed by Union Carbide Mining and Metals Corporation (UCC) now Umetco. UCC conducted extensive drilling on the lands currently held by EMC including the delineation of 3 mineralized areas with drilling on 50 foot centers and/or on 50 by 100 foot centers. The available data includes radiometric and chemical assay data from some 1,572 drill holes completed on the property. The data utilized as the basis of this evaluation and in the preparation of this report was acquired by EMC from UCC.

Uranium mineral resources within and in the vicinity of the project are found in the Eocene Battle Springs Formation. There are two distinct mineralized areas on the property, the RD and Silverbell areas, which are separately by a high angle normal fault with a displacement of up to 80 feet. The RD mineralization is on the upthrown side of the fault and the Silverbell mineralization is on the downthrown side of the fault. The Silverbell mineralization is below the water table, is reduced, and is typical Wyoming Sandstone Roll-Front type mineralization. Roll-fronts are found in a sandstone unit, nominally 45 foot thick, with an overlying shale unit and an underlying shale/carbonaceous shale unit. The RD mineralization differs in character. The RD mineralization consists of oxidized remnants of sandstone roll-front mineralization once similar to the Silverbell mineralization. Gamma logs, when correlated across the mineralized trends, show the character and morphology of roll-fronts. However, surface oxidation has remobilized the uranium downward in the section and re-deposited the uranium in a tabular form either at or near interfaces with claystones or at or near the interface with the current water table. For the RD mineralization all data utilized in the evaluation of mineral resources in this report is based solely on sample assays rather than radiometric log data. For the Silverbell mineralization data utilized was radiometric data from downhole geophysical logging coupled with core and assay data utilized for the evaluation of radiometric equilibrium conditions (Refer to Section 20).

The mineralization is closely drilled, approximately fifty foot centers throughout the majority of the mineralized areas. The drilling demonstrates continuity particularly along the mineralized trends. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as either measured mineral resources for the RD and Silverbell IIA areas or indicated mineral resources for the Silverbell IIB areas under the CIM Standards on Mineral Resources and Reserves. Mineral resources are reported based on GT cutoffs of 0.10, 0.25 and 0.50. For reporting purposes the 0.25 cutoff is recommended and is thus highlighted in the mineral resource tabulations that follow.

The data available for this evaluation was limited to data from the previous UCC mineral holdings. EMC holds a larger contiguous land block at JAB than did UCC. Specifically, UCC did not hold southwest portions of Section 15, State Section 16, or the portions of Sections 21 and 22 currently held by EMC. As discussed in Section 11 of this report the mineralized trend from the Silverbell IIA mineralization was drilled out to the western boundary of WY claim 21 where it borders WY claim 205. There are mineralized holes within 50 feet of the western border of WY claim 21. The mineralized trend is proceeding west southwest at this point and could continue on the WY claims 205 – 208, the southern portions of state lease 0-41046, and/or onto the ZA claims 1 -10. The potential trend length on EMC mineral holdings to the west of know mineralization could extend 1.5 miles or more, approximately the same distance as the delineated trends for the Silverbell IIA and IIB mineralization combined.

Recommendations for the continuing exploration and development of the JAB property include:

1.	Acquire any additional drill logs and other pertinent data not currently held by EMC that may be available.
2.	Confirm and expand the evaluation of equilibrium conditions of the Silverbell mineralization by coring and/or Prompt Fission Neutron (PFN) logging.
3.	Confirm and expand previous metallurgical studies and investigations including the collection of additional core samples for testing, utilizing an alkaline lixiviant.
Studies should consider both ISL and Heap leach recovery.
4.	Complete a detailed hydrological investigation including the determination of geohydrologic properties and current ground water levels and quality.
5.

Complete a mineral reserve and economic feasibility study including preparation of a 43-101 compliant mineral reserve report. This feasibility study could include ISL mining only, conventional mining with heap leach recovery only, and the combination of both methods.

6.

Evaluate the potential for developing the property as a satellite operation feeding existing facilities in Wyoming and/or consolidating this property with other properties in the vicinity to support the capital investment of a new central processing facility.

7.

Test by drilling the potential for mineralization extending westward and/or southwesterly from the Silverbell trend. Specifically, WY claims 205 - 208, ZA claims 1 – 10, and the southern portion of Section 16, T26N, R94W.

No economic evaluation of the mineralization described herein was completed. Thus, the estimate that follows is solely a mineral resource estimate. Previous estimates assumed mining by open pit mining methods with conventional mineral processing.

The current mineral resource estimate follows:

Indicated Mineral Resources*

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU 3O8
0.10	440,536	330,011	0.067
0.25	325,102	230,709	0.070
0.50	122,967	86,794	0.071

Measured Mineral Resources*

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU 3O8
0.10	3,621,033	2,565,840	0.071
0.25	3,232,920	2,210,166	0.073
0.50	2,432,650	1,526,940	0.080

Measured and Indicated Mineral Resources*

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU 3O8
0.10	4,061,570	2,895,851	0.070
0.25	3,558,022	2,440,875	0.073
0.50	2,555,617	1,613,734	0.079

*numbers rounded

Historical resource estimates for the JAB Uranium Project have been previously released by Energy Metals Corporation. Refer to Energy Metals Corporation News Release titled, “Clan resources Acquires Additional Uranium Properties in Wyoming and Arizona”, dated Monday October 25, 2005.

SECTION 4                     INTRODUCTION AND TERMS OF REFERENCE

This report was prepared by BRS Inc. for EMC to address the geology, uranium mineralization and in-place geologic resources within EMC’s mineral holdings known as the JAB Uranium Project. The JAB Uranium Project was extensively explored from the 1970’s through the mid 1980’s with the principal exploratory work and drilling completed by UCC. UCC conducted extensive drilling on the lands currently held by EMC including the delineation of 3 mineralized areas with drilling on 50 foot centers and/or on 50 by 100 foot centers. The available data includes radiometric and chemical assay data from some 1,572 drill holes completed on the property. The data utilized as the basis of this evaluation and in the preparation of this report was acquired by EMC from UCC. Although some additional drilling may have been completed on the property, this data is currently not available.

The author is a Professional Geologist licensed in Wyoming and Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon and a Registered Member of the US Society of Mining Engineers (SME). The author is experienced with uranium exploration and development and uranium mining including past employment with the Homestake Mining Company, Union Carbide Mining and Metals Division, and AGIP Mining USA. As a consultant and principal engineer of BRS Inc., the author has provided geological and engineer services relative to the development of mining permits for ISL operations in the Gas Hills and Powder River Basin. This experience spans a period of over thirty years dating back to 1974.

From 1976 through 1982 the author directed the exploration and development of the JAB property and was responsible for the discovery of additional mineralization on the property during that period that expanded the known mineral resource more than five fold. The author personally completed the interpretation of all geophysical log data, core and sample data, and Delayed Neutron Logging (DNL), utilized for the direct downhole assay of uranium, for more than 700 hundred drill holes with a total drilled footage in excess of 175,000 feet and the 42 core and DNL holes completed on the property. In addition, the author was responsible for mineral reserve estimation and open pit mine design until 1982. During the same time period the author performed similar duties at UCC’s Gas Hills Uranium Mine and Mill complex and routinely tracked mine production as compared to mineral reserve estimates.

SECTION 5                     RELIANCE ON OTHER EXPERTS

The author has relied on the accuracy of the historical data as itemized in Section 4 and various project reports as referenced in Section 23 of this report.

The location of the unpatented mining lode claims and the state mineral leases, shown on Figure 2, which form the basis of the mineral holdings, was provided by EMC and was relied upon as defining the mineral holdings of EMC in the development of this report.

SECTION 6                     PROPERTY DESCRIPTION AND LOCATION

The JAB Uranium Project is located in Sections 13, 14, 15, 16, 21, 22, and 23, Township 26 North, Range 94 West (refer to Figure 1, JAB Uranium Project Location Map). Approximate Latitude 42o 14’ North and Longitude 108o 00’ West.

The JAB Uranium Project Claim Map, Figure 2, was provided by EMC and represents the approximate location of unpatented mining lode claims held by EMC. The claims are the WY claims 1 - 40 and WY claims 210 - 208, ZA Claims 1 – 25, And State Leases 0-40963 and 041046. In total these mineral holdings comprise approximately 2,100 acres.

The claims were located by EMC and are not known to have any encumbrances or royalties. The claims will remain the property of EMC provided they adhere to required filing and annual payment requirements with Sweetwater County and the Bureau of Land Management (BLM). Legal surveys of unpatented claims are not required and to the author’s knowledge have not been completed.

There are no pre-existing mineral processing facilities or related wastes on the property. In order to conduct exploratory drilling of the property, the operator will be required to obtain permits (License to Explore) from the State of Wyoming Department of Environmental Quality. Land Quality Division, (WDEQ/LQD) and mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the WDEQ/LQD. Mineral processing for uranium would require a source materials license from the US Nuclear Regulatory Commission (USNRC). To the author’s knowledge, there are no current environmental permits for the project area. However, UCC developed all required baseline information and applied for a WDEQ/LQD mining permit.

SECTION 7

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The JAB Uranium Project is located within the Wyoming Basin physiographic province in the Great Divide Basin. The project is approximately 12 air miles northwest of the Sweetwater Uranium mill and approximately 15 air miles southwest of the Crooks Gap Mining District.

The site is located at approximate Latitude 42o 14’ North and Longitude 108o 00’ West, on the northern side of the Great Divide Basin. The area is a low lying plain, roughly 6,900 feet in elevation. Vegetation is characteristically sagebrush and grasses. The site is located on a low lying ridge between Arapahoe Creek and Osborne Draw both of which are ephemeral. These drainages join Lost Creek approximately 4 miles west of the site. Portions of Lost Creek are spring fed and perennial, however, the Great Divide Basin is a closed basin with no surface drainage leaving the basin from an area of approximately 200 square miles.

The site is accessible via 2-wheel drive on existing county and/or two-track roads as follows:

  Proceed south from Highway 287 at Jeffery City towards Crooks Gap approximately 12 miles;
  At the junction of two county roads, one proceeding south to Wamsutter and the other proceeding east to Baroil turn west on a two track road;
  Proceed approximately 8 miles to the site.

There is no infrastructure present on the site. During the exploration and development drilling program a water supply well was permitted and completed on the site for miscellaneous industrial use to provide drilling water for the operations.

SECTION 8           HISTORY

JAB was acquired by UCC in 1972 from Silverbell Industries who were the original locators of the property. By 1975 UCC had delineated an area of shallow oxidized mineralization and had completed feasibility studies for the open pit mining and haulage of ores to their Gas Hills mill for processing. This plan, however, was never executed. From 1975 to 1978 exploration and development was limited to the assessment requirements for the claims. In 1978 mineralization was discovered west of the previous known mineralization in a deeper, reduced sandstone unit. The “discovery hole” (completed by the author in September, 1978) contained 43.5 feet of continuous mineralization at a grade of 0.108 %eU3O8. Continued exploration and delineation drilling progressed and by the end of 1980 the bulk of the mineral resources had been delineated. In 1981 mine planning and feasibility studies were initiated to exploit the mineralization via open pit mining with an on-site heap leach that would function as a satellite operation to UCC’s Gas Hills uranium mill. Concurrently, environmental studies and preparation of mining permit for the Wyoming Department of Environmental Quality, Land Quality Division (WDEQ/LQD) was initiated. The permit was submitted, but later withdrawn in light of falling uranium prices in 1982. UCC had completed mineral reserve and feasibility studies and had plans to develop the property beginning in 1985. These plans were not executed in light of low uranium prices and the property was later dropped by UCC. Subsequently the property was acquired by Yellowstone Fuels, a subsidiary of U. S. Energy Company, who held the property until 2000 at which time they dropped the property again at a time of low uranium market prices. Any data that may have been developed for the property by Yellowstone Fuels was not available for this evaluation.

Drill hole locations are shown on Figure 2, Drill Hole and Claim Map. The drill maps show the collar locations. All drilling was vertical and given the relatively shallow depth of most holes (less than 300 feet) downhole drift would be minimal. UCC delineated 3 mineralized areas drilling on 50 foot centers and/or 50 by 100 foot centers. Available data includes radiometric and chemical assay data from some 1,572 drill holes completed on the property.

Historic mineral resource estimates by UCC were based on a 2 foot of 0.03% eU3O8 or aGT of 0.06 (for an on-site heap leach) and a 2 foot of 0.07% eU3O8 (for ore haulage toGas Hills) or a GT of .14. These historic estimates are comparable to the current estimate.

SECTION 9                     GEOLOGIC SETTING

Surfical geology is shown on Figure 3, Geologic Map and Stratigraphic Column. The following figures display the mineralization in cross sectional and plan view.

Figure 4	JAB Mineralized Trend	Section 26
Figure 5	RD Mineralization Cross Section	Section 26
Figure 6	Silverbell Mineralization Cross Section	Section 26

Uranium mineral resources within and in the vicinity of the project are found in the Eocene Battle Springs Formation. As shown on Figure 3, Geologic Map and Stratigraphic Column, the Battle Springs Formation is the time-stratigraphic equivalent of the Wasatch Formation. The Battle Springs transitions to the Wasatch Formation along the western side of the Great Divide Basin near the Rock Springs uplift. The formations inter-tongue along a northwest trending zone of more than 50 miles (Dribus, J.R. and Hanna, R. F., 1982). This zone represents a lateral gradation from a high energy fluvial deposit, the Battle Springs Formation, to a lower energy fluvial, plaudal, and lacustrine deposit, the Wasatch Formation.

The Battle Springs Formation is, in order of predominance, composed of medium to coarse grained arkosic sandstone grading to fine sandstones and claystones with local carbonaceous shales. Dribus, J.R. and Hanna, R. F., 1982 interpret the Battle Springs Formation to have formed through the coalescing of alluvial fans and piedmont facies that transition basinward to form the Wasatch Formation. Dribus and Hanna attribute a thickness of over 4,500 feet to the Battle Springs. The stratigraphic section shown in Figure 3, from Roehler, 1992 shows an 8,000 foot thickness.

Ground water levels vary slightly with topography. Based on data from eleven monitor wells and one water supply well, water levels range from 71 to 127 feet below the ground surface. Mineralization in the “RD” areas is generally above the water table while mineralization in the “Silverbell” area is below the water table.

SECTION 10                     DEPOSIT TYPES

Uranium mineralization at the JAB Uranium Project is typical of the Wyoming roll-front sandstone mineralization as described by Ganger and Warren (1979), Rackley and others (1972) and Dribus and Hanna (1982). Dribus and Hanna (1982) referring to the Battle Springs and Wasatch Formations in the Great Divide Basin, state that “environments within massive to cross-bedded, well to poorly sorted arkoses and other sandstones are favorable for Wyoming roll-type uranium deposits.” This depositional model is applicable to the Silverbell mineralization where classical roll fronts are found in a sandstone unit nominally 45 foot thick, with an overlying shale unit and an underlying shale-carbonaceous shale unit. However, the RD mineralization differs in character representing oxidized remnants of sandstone roll-front mineralization once similar to the Silverbell mineralization. Gamma logs when correlated across the mineralized trends show the character and morphology of roll-fronts, however, surface oxidation has remobilized the uranium downward in the section and re-deposited the uranium in a tabular form either at or near interfaces with claystones or at or near the interface with the current water table.*

The RD and Silverbell mineralization are separated by a high angle normal fault with a displacement of up to 80 feet with the RD mineralization on the upthrown side of the fault and the Silverbell mineralization on the downthrown side of the fault. For the RD mineralization all data utilized in the evaluation of mineral resources in this report is based solely on sample assays rather than radiometric log data. For the Silverbell mineralization the data utilized is radiometric data from downhole geophysical logging coupled with core and assay data utilized for the evaluation of radiometric equilibrium conditions (Refer to Section 20).

Figure 4, JAB Mineralized Trend, shows the mineralization of both the Silverbell and RD areas in plan view. Figures 5 and 6 provide cross sectional views of the RD and Silverbell mineralization, respectively.

*Based on the author’s personal observation of samples from drilling on the site over a six year period and the completion of more than 700 hundred drill holes with a total drilled footage in excess of 175,000 feet.

SECTION 11                     MINERALIZATION

Please note the following terminology is used in this report:

1.	GT is the grade thickness product.
2.	Grade is expressed as weight percent.
3.	eU3O8 means radiometric equivalent U3O8.

Mineral resource estimates for the RD mineralization is based on sample assay data. Mineral resource estimates for the Silverbell mineralization is based on radiometric and assay data utilized to evaluate radiometric equilibrium (Refer to Section 20).

EMC’s mineral holdings at the JAB Uranium Project are located in Sections 13, 14, 15, 16, 21, 22, and 23, Township 26 North, Range 94 West (refer to Figure 1, JAB Uranium Project Location Map). Approximate Latitude 42o 14’ North and Longitude 108o 00’ West. The JAB Uranium Project Claim Map, Figure 2, was provided by EMC and represents the approximate location of unpatented mining lode claims held by EMC. The claims are the WY claims 1 - 40 and WY claims 210 - 208, ZA Claims 1 – 25, And State Leases 0-40963 and 041046. In total these mineral holdings comprise approximately 2,100 acres.

The mineral resource estimate contained herein was based on 1,572 drill holes with mineralization as follows.

Barren	Trace < 0.1 GT	Mineralized 0.1–0.25 GT	Mineralized 0.25-0.5 GT	Mineralized > 0.5 GT	TOTAL
260	159	329	341	483	1,572
16.5%	10.1%	21.0%	21.7%	30.7%

The data available for this evaluation was limited to data from the previous UCC mineral holdings. A description of the basic parameters of the mineralization follows.

Mineralization Thickness and Grade

Mineralized thickness ranges from 0.5 feet to over 40 feet. Average thickness varies with GT cutoff as follows. Grade Varies from the minimum grade cutoff of 0.3 %U3O8 to a maximum reported grade of 0.85 %U3O8.

	All Holes Not Barren	Mineralized >0.1 GT	Mineralized >0.25 GT	Mineralized > 0.5 GT
Average Thickness	8.4 Feet	9.3 Feet	11.8 feet	16.3 Feet
Average Grade	0.054 %U3O8	0.066 %U3O8	0.067 %U3O8	0.071 %U3O8

Width and Trend Length

RD Mineralization

As shown on Figure 4 in plan view and on Figure 5 in cross section, one distinct mineralization trend is well defined by approximately 750 drill holes. Mineralization is within the Eocene Battle Springs Formation. Drilling in the RD area is sufficient to define a mineralized trend along a length of approximately 3,200 feet within the Battle Springs Formation. The RD mineralization is an oxidized remnant of a sandstone roll-front mineralization. Gamma logs when correlated across the mineralized trends show the character and morphology of roll-fronts. However surface oxidation has remobilized the uranium downward in the section and re-deposited the uranium in a tabular form either at or near interfaces with claystones and/or at or near the interface with the current water table. Mineralization ranges from approximately 40 to 150 feet from the surface and averages approximately 70 feet deep. Mineralization thickness ranges form 1 to 54 feet thick with an average of 8.4 feet. Within the mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the RD area ranges from 0.03 to 4.72 with an average of 0.534. The location of the mineralized zone was taken to be the top of the mineralization.

Silverbell IIA Mineralization

As shown on Figure 4 and on Figure 6 in cross section, one distinct mineralization trend is well defined by approximately 410 drill holes. Mineralization is within the Eocene Battle Springs Formation. Drilling in the IIA area is sufficient to define a mineralized trend along a length of approximately 4,050 feet within the Battle Springs Formation. The IIA mineralization is typical of sandstone roll-front mineralization. This depositional model is applicable to the Silverbell IIA and IIB mineralization where classical roll fronts are found in a sandstone unit nominally 45 foot thick, with an overlying shale unit and an underlying shale-carbonaceous shale unit. Drill hole spacing is approximately 50 to 100 feet along trend and 50 feet perpendicular to trend and mineralization appears continuous. Mineralization in IIA is up to 265 feet deep on the west end of the trend and 195 feet deep on the east end and overall averages approximately 215 feet deep. The sand unit is approximately 45 feet thick, however, the mineralization in any given hole rarely exceeds 25 feet. Mineralization thickness ranges form 1 to 45 feet thick with an average of 11.2 feet. Drill data demonstrates continuity of mineralization laterally within the IIA mineralization.

Within the distinct 45 foot thick sand mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the IIA area ranges from 0.03 to 4.01 with an average of 0.754.

Silverbell IIB Mineralization

As shown on Figure 4 and on Figure 6 in cross section, one distinct mineralization trend is well defined by approximately 200 drill holes. Mineralization is within the Eocene Battle Springs Formation. Drilling in the IIB area is sufficient to define a mineralized trend along a length of approximately 2,550 feet within the Battle Springs Formation. The IIB mineralization is typical of sandstone roll-front mineralization. This depositional model is applicable to the Silverbell IIA and IIB mineralization where classical roll fronts are found in a sandstone unit nominally 45 foot thick, with an overlying shale unit and an underlying shale-carbonaceous shale unit albeit these confining units are less continuous than those present at the IIA mineralization which may have contributed to the lower quality of mineral resources in the IIB mineralization. Drill hole spacing is less dense than the IIA area but is approximately 100 feet along trend and 50 feet perpendicular to trend and mineralization appears continuous. Mineralization in IIB is up to 195 feet deep on the west end of the trend and 150 feet deep on the east end and overall averages approximately 165 feet deep. The sand unit is approximately 45 feet thick, however, the mineralization in any given hole rarely exceeds 15 feet. Mineralization thickness ranges form 1 to 21.5 feet thick with an average of 4.4 feet. Although drilling adequately defines mineralization in the IIB mineralization the lateral continuity of the IIB mineralization is not nearly as strong as for the IIA mineralization. It was this factor that led to the separation of the Silverbell mineralization into two areas, IIA and IIB.

Within the distinct 45 foot thick sand mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the IIB area ranges from 0.03 to 1.36 with an average of 0.316. The location of the mineralized zone was taken to be the top of the mineralization.

WY claims 210 - 208, ZA Claims 1 – 25, And State Leases 0-40963 and 041046

UCC did not hold southwest portions of Section 15, State Section 16, or the portions of Sections 21 and 22 currently held by EMC and as a consequence this property was not drilled by UCC. Data was not available for this portion of the property at the time of this evaluation. EMC is currently seeking any data that may be available for this area.

The mineralized trend from the Silverbell IIA mineralization was drilled out to the western boundary of WY claim 21 where it borders WY claim 205. Mineralized holes are within 50 feet of the western border of WY claim 21. These holes, spaced at approximately 50 feet between holes, cross the mineralized roll-front, as follows:

•	Hole No. 1212 – From 6599-6598’ – 1’ - .03 %U3O8 – Altered or Barren Interior
•	Hole No. 1279 – From 6613-6608’ – 5’ - .10 %U3O8 – Mineralized Zone
•	Hole No. 1279 – (8’ – 0.071 %U3O8 overall) - Mineralized Zone
	o	From – 6617.5-6616’ – 1.5’ - .04 %U3O8
	o	From – 6616-6611’ – 5’ - .09 %U3O8
	o	From – 6610.5–6609’ – 1.5 .04 %U3O8
•	Hole No. 1210 – From 6641-6618 – 23’ - .03 %U3O8 –Protore Mineralization

The mineralized trend is proceeding west southwest at this point and could continue onto the WY claims 205 – 208, the southern portions of state lease 0-41046, and/or onto the ZA claims 1 -10. The potential trend length on EMC mineral holdings to the west of know mineralization could extend 1.5 miles or more, approximately the same distance as the delineated trends for the Silverbell IIA and IIB mineralization combined. The potential for mineralization in this area is currently untested. Recommendations of this report include acquisition of any additional data that may be available and evaluation of this area by drilling.

Summary

The interpreted mineralized trends, shown on Figure 4 in plan view and in Figures 5 and 6 in cross section, are based on close-spaced drill data. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as measured mineral resources for the RD and Silverbell IIA areas and indicated mineral resources for the Silverbell IIB areas under the CIM Standards on Mineral Resources and Reserves.

SECTION 12                     EXPLORATION

Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property. The relevant exploration data for the current property is the drill data as previously discussed and as represented graphically in the various figures of this report. This data demonstrates that mineralization is present on the property and defines its three dimensional location. The drill data is based on interpretation of downhole geophysical logs typically consisting of natural gamma, resistivity, and SP (Spontaneous Potential). Resistivity and SP were utilized for defining lithology and correlating the logs, and from sample assays including air-rotary and core samples. Geophysical logging was completed by UCC owned logging trucks and geophysical logging contracted from Century Geophysical Corporation. Delayed Neutron Logging (DNL) was contracted from the Instrument Research and Technology Corporation, IRT. Industry standard practice for UCC, Century Geophysical and IRT logging trucks included calibration of the logging trucks routinely at Department of Energy facilities.

The author has training in the interpretation of geophysical logging data and received certification of same on November 19, 1976 from the Century Geophysical Corporation. The author was responsible for the majority of the geophysical log and sample assay interpretation and correlation reflected in the current data base while employed by UCC.

The data available for this mineral resource evaluation is considered reliable.

SECTION 13                     DRILLING

UCC conducted extensive drilling on the lands currently held by EMC including the delineation of 3 mineralized areas with drilling on 50 foot centers and/or on 50 by 100 foot centers. The available data includes radiometric and chemical assay data from some 1,572 drill holes completed on the property. The data utilized as the basis of this evaluation and in the preparation of this report was acquired by EMC from UCC. Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property.

There are two distinct mineralized areas on the property, the RD and Silverbell areas, which are separately by a high angle normal fault with a displacement of up to 80 feet. The RD mineralization is on the upthrown side of the fault, is above the water table and is oxidized. The Silverbell mineralization is on the downthrown side of the fault, is below the water table and is reduced. For the RD mineralization all data utilized in the evaluation of mineral resources in this report is based solely on sample assays rather than radiometric log data. For the Silverbell mineralization the data utilized was radiometric data from downhole geophysical logging coupled with core and assay data utilized for the evaluation of radiometric equilibrium conditions (Refer to Section 20).

The dip of the host formation is slight, less than 3 degrees to the south. Drilling was conducted vertically. A slight variation from vertical is expected but will not impact interpreted mineralized thickness nor would a slight variation in horizontal location impact the mineral resource estimate.

The property is closely drilled, approximately fifty foot centers throughout the majority of the area. The drilling demonstrates continuity particularly along the mineralized trends. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as measured mineral resources for the RD and Silverbell IIA areas and indicated mineral resources for the Silverbell IIB areas under the CIM Standards on Mineral Resources and Reserves.

SECTION 14                     SAMPLING METHOD AND APPROACH

As previously discussed in Sections 12 and 13, standard methods of the industry were utilized at the time of data collection. The majority of the data available was from drill maps. Core and/or drill samples are not available for review, however, the author was responsible for the collection and interpretation of the majority of this data. The data for this project was being developed by UCC, at the time a major US uranium producer, intent on developing the property as a satellite operation to its existing uranium mining and milling operation in the Gas Hills. The sampling methods and approach employed on the JAB property, when the current database was being developed, was also employed at UCC’s operating facilities. Said sampling methods and approach were routinely tested against actual production and were reliable.

The data utilized in this report is considered accurate and reliable for the purposes of completing a mineral resource estimate for the property.

SECTION 15                     SAMPLE PREPARTATION, ANALYSIS, AND SECURITY

The data available is of a historic nature. As previously discussed in Section 14 the data is considered accurate and reliable for the purposes of completing a mineral resource estimate for the property.

SECTION 16                     DATA VERIFICATION

Drill data for each drill hole consisting of assay data if available or radiometric data in the absence of assay data, was posted on 1”=50’ drill maps and included collar elevation, elevation to the bottom of the mineralized intercept, thickness of mineralization, grade of mineralization, and elevation of the bottom of the hole. Data entry was checked and confirmed. Drill hole locations were digitized from 1”=50’ drill maps to create a coordinate listings and then plotted. The resultant drill maps were then checked and confirmed by overlaying with the original maps. The author personally completed the interpretation of all geophysical log data, core and sample data, and Delayed Neutron Logging (DNL), utilized for the downhole assay of uranium, for more than 700 hundred drill holes with a total drilled footage in excess of 175,000 feet, approximately half of the available data, and all of the 42 core and DNL holes completed on the property. The remaining data was developed utilizing the same standard protocols.

SECTION 17                     ADJACENT PROPERTIES

EMC holds numerous mineral properties in the northern portion of the Great Divide Basin. Notable properties in the vicinity of the JAB property include:

  Antelope Property – Located 5-6 miles west of JAB property, once held and extensively explored by Newpark Resources.
  The OZ claims 2 mile southwest of the JAB property, once held and explored by Wold Nuclear and the site of the 1936 discovery of Schroekingerite by the USGS, (Dribus and Hanna, 1982).
  Additional WY claims and a state lease 6 miles northwest of the site formerly held by Wold Nuclear known as the HCQ claims.
  The AC and RM claims 14 miles northwest of the site, once held by OPI – Western and near the Ogle Petroleum Bison Basin ISL mine.

This report does not address these adjacent properties.

Data available for the preparation of this report is historic data developed by previous owners of the property. EMC has not yet conducted its own exploration of the property.

For historical mineral resource estimates the reader may refer to Energy Metals Corporation News Releases titled;

  “Energy Metals Corporation Adds 5 Uranium Deposits and 39.5 Million Pounds in the Great Divide Basin, Wyoming”, Dated Wednesday February 23, 2005;
  “Energy Metals Corporation Adds to Uranium Resource Base – Focus on Wyoming”, dated Friday February 18, 2005; and
  “Clan resources Acquires Additional Uranium Properties in Wyoming and Arizona”, dated Monday October 25, 2005.

Readers are cautioned that while these historical mineral resource estimates may be considered relevant, the necessary work to verify these projections in compliance with National Instrument 43-101 has not been completed, and the reader should not rely on these mineral resource estimates.

The author has no material interest in the subject property or adjacent properties.

SECTION 18                     MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing of core samples from the JAB property were completed by UCC’s internal R&D Group the results summarized in various reports including, Kagetsu, T.J., July 17, 1981; Ramachandran, S., August 10, 1981; and Van Horn, RA., August 13, 1981.

These reports were based on the development of an acid leach using an on-site heap leach. The reports stated that for a bench scale test, 95% recovery could be achieved using 35 pounds of H2S04 per ton of ore as a lixiviant with 4 pounds per ton of ore NaCl03 as an oxidant. The report recommended using 85% recovery and 45 pounds per ton H2S04 for feasibility purpose to account for scale up factors.

As the JAB Uranium Project moves towards development, a 43-101 mineral reserve report should be developed that, as a minimum, confirms previous metallurgical studies and evaluates leaching utilizing an alkaline lixiviant. It is recommended that ISL, conventional mining with heap leach recovery, and the combination of the two techniques be considered for the JAB property as approximately 1/3 of the mineralization is not suited to ISL due to water table conditions.

Evaluation of mining the JAB mineralization via ISL methods will require hydrological investigations. Such studies should include evaluation of hydrologic parameters and conditions of the host formation and determination of current ground water levels and quality.

ISL mining of uranium did proceed to a commercial venture at Ogle Petroleum’s Bison Basin project which was operated in the early 1980’s and was restored by the mid 1990’s. This project sought to recover very low grade uranium and was operated within the Battle Springs Formation. The Bison Basin Project is located adjacent to EMC’s AC and RM claims 14 miles northwest of the JAB Property.

SECTION 19                     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No economic evaluation of the mineralization described herein was completed. Thus, the estimate that follows is solely a mineral resource estimate. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Previous estimates assumed mining by conventional open pit methods. The mineralization has reasonable concentrations of mineralization and the location of mineralization is defined by drilling in three dimensions. The mineralization is shallow and some portions are not below the water table and can not be feasibly exploited by ISL methods.

Although there is limited infrastructure at the site, the site is located approximately 6 miles west of a county road and in the vicinity of other uranium mines including the Sweetwater Mine approximately 12 Miles to the southwest, the Big Eagle/Green Mountain Mines 15 miles to the northwest and the former Bison Basin ISL mine 15 miles to the northeast. The proximity of the site to a county road will be beneficial with respect to transportation of equipment, supplies, personnel and products to and from the site. UCC established a water supply well on site to support its exploration activities in the 1970’s and 1980’s. Electrical power and natural gas transmission lines are located 10 to 15 miles of the site. Thus, the basic infrastructure necessary to support an ISL mining operation, power, water and transportation, is located within reasonable proximity of the site. Typically ISL mining operations will also require a disposal well for limited quantities of fluids that cannot be returned to the production aquifers. Commonly oil and gas wells within aquifers that have been or can be condemned for public use are utilized for such purposes. Although not investigated as part of this report, oil and gas wells, both abandoned and producing, are located in the immediate vicinity of the site.

With regard to the socioeconomic and political environment, Wyoming mines have produced over 200 million pounds of uranium from both conventional and ISL mine and mill operations. The state has ranked as the number one US producer of uranium since 1994. Current Wyoming uranium production is from ISL mining operations. Wyoming is generally favorable to mine developments provided established environmental regulations are met, refer to “Wyoming Politicians, Regulators Embrace Uranium Miners With Open Arms”, Finch, 2006.

In order to conduct exploratory drilling of the property, EMC will be required to obtain permits (License to Explore) from the State of Wyoming Department of Environmental Quality and the BLM. Mine development will require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the State of Wyoming Department of Environmental Quality, Land Quality Division. Mineral processing for uranium will require a source materials license from the US Nuclear Regulatory Commission. Wyoming rules and regulations regarding ISL and conventional mining of uranium have been in place for more that twenty years and state regulators are experienced with the permitting of new operations, regulation of active operations, and the regulatory processes related to decommissioning of operations. There are no pre-existing mining and/or mineral processing facilities or related wastes on the property which may encumber the property.

Uranium mining in Wyoming is subject to property and mineral severance taxation. Mineral severance tax for uranium was most recently addressed by Wyoming under House Bill 15 (HB 15): “Severance Tax – Uranium”, 2003 General Session. In 1991 the Wyoming legislature enacted a severance tax break that exempted uranium production form all severance tax as long as the price of uranium remained below $17 per pound. HB 15 set the maximum severance tax on uranium production at 4% to be phased in at a rate of 1% for each increase in price of $2 per pound. At current uranium prices the 4% severance tax would apply. At the federal level profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis whichever is greater. For uranium the percentage depletion tax credit is 22% among the highest for mineral commodities, IRS Pub. 535.

The following mineral resource estimates were completed by Douglas Beahm, PE, PG, Principal Engineer, BRS Inc.

Assumptions

1.

Assay data was utilized for mineral resource estimates for the RD area, thus radiometric equilibrium does not affect this mineral resource estimate. Correction of radiometric data for equilibrium defined equilibrium conditions for the Silverbell areas was included in the mineral resource estimate. This correction was positive for the Silverbell IIA mineralization and negative for the Silverbell IIB mineralization. The overall effect was a net 9 % increase in the estimated mineral resources, see Section 20.

2.

A unit weight of 125 pounds per cubic foot or 16 cubic feet per ton was assumed, based on the author’s experience working in operating mines in the Gas Hills within similar tertiary sandstone uranium mineralization where mineral reserve estimates were routinely compared to actual production.

The mineralization is closely drilled, approximately 50 foot and/or 50 by 100 foot centers across the mineralized trends. The drilling demonstrates continuity. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as measured mineral resources for the RD and Silverbell IIA areas and indicated mineral resources for the Silverbell IIB areas under the CIM Standards on Mineral Resources and Reserves. Mineral reserves are reported based on GT cutoffs of 0.10, 0.25 and 0.50. For reporting purposes the 0.25 cutoff is recommended and is thus highlighted in the mineral resource tabulations that follow.

Methods

RD Mineralization

As shown on Figure 4, a distinct mineralization trend is well defined by approximately 750 drill holes. Mineralization is within the Eocene Battle Springs Formation. Drilling in the RD area is sufficient to define a mineralized trend along a length of approximately 3,200 feet within the Battle Springs Formation. The RD mineralization is an oxidized remnant of sandstone roll-front mineralization. Gamma logs when correlated across the mineralized trends show the character and morphology of roll-fronts. However surface oxidation has remobilized the uranium downward in the section and re-deposited the uranium in a tabular form either at or near interfaces with claystones or at or near the interface with the current water table. The sand unit is approximately 45 feet thick, however, the mineralization in any given hole rarely exceeds 25 feet. Mineralization ranges from approximately 40 to 150 feet from the surface and averages approximately 70 feet deep. Mineralization thickness ranges form 1 to 54 feet thick with an average of 8.4 feet. Within the distinct 45 foot thick sand mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the RD area ranges from 0.03 to 4.72 with an average of 0.534. The location of the mineralized zone was taken to be the top of the mineralization. The drill data was then summarized and contoured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; tonnage by GT range was estimated based on the ratio of GT areas to total tonnage; and the results summed. Separate mineral resource estimates were completed for the Silverbell IIA and IIB areas. The mineral resource estimate for the RD mineralization was based on assay data and is not affected by radiometric equilibrium.

Summary of Measured Resources – RD Mineralization

			Average
GT	Pounds	Tons	Grade
minimum	eU3O8		% eU3O8
0.10	1,836,558	1,552,667	0.059
0.25	1,570,371	1,286,640	0.061
0.50	1,024,822	780,652	0.066

Silverbell IIA Mineralization

As shown on Figure 4, a distinct mineralization trend is well defined by approximately 410 drill holes. Mineralization is within the Eocene Battle Springs Formation. Drilling in the IIA area is sufficient to define a mineralized trend along a length of approximately 4,050 feet within the Battle Springs Formation. The IIA mineralization is typical of sandstone roll-front mineralization. This depositional model is applicable to the Silverbell IIA and IIB mineralization where classical roll fronts are found in a sandstone unit nominally 45 foot thick, with an overlying shale unit and an underlying shale-carbonaceous shale unit. Drill hole spacing is approximately 50 to 100 feet along trend and 50 feet perpendicular to trend and mineralization appears continuous. Mineralization in IIA is up to 265 feet deep on the west end of the trend and 195 feet deep on the east end and overall averages approximately 215 feet deep. The sand unit is approximately 45 feet thick, however, the mineralization in any given hole rarely exceeds 25 feet. Mineralization thickness ranges form 1 to 45 feet thick with an average of 11.2 feet.

Within the distinct 45 foot thick sand mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the IIA area ranges from 0.03 to 4.01 with an average of 0.754. The location of the mineralized zone was taken to be the top of the mineralization. The drill data was then summarized and contoured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; tonnage by GT range was estimated based on the ratio of GT areas to total tonnage; and the results summed. Separate mineral resource estimates were completed for the Silverbell IIB and RD areas. The equilibrium factor for Silverbell IIA, as discussed in Section 20, is 1.31 with a 95% confidence interval of +/- .15.

Summary of Measured Mineral Resource – Silverbell IIA Mineralization

			Average	Equilibrium	Average
GT	Pounds	Tons	Grade	Factor	Grade	Pounds
Minimum	eU3O8		% eU3O8		% eU3O8	eU3O8
0.10	1,362,195	1,013,173	0.067	1.31	0.088	1,784,475
0.25	1,269,121	923,525	0.069	1.31	0.090	1,662,549
0.50	1,074,678	746,289	0.072	1.31	0.094	1,407,828

Silverbell IIB Mineralization

As shown on Figure 4, a distinct mineralization trend is well defined by approximately 200 drill holes. Mineralization is within the Eocene Battle Springs Formation. Drilling in the IIB area is sufficient to define a mineralized trend along a length of approximately 2,550 feet within the Battle Springs Formation. The IIB mineralization is typical of sandstone roll-front mineralization. This depositional model is applicable to the Silverbell IIA and IIB mineralization where classical roll fronts are found in a sandstone unit nominally 45 foot thick, with an overlying shale unit and an underlying shale-carbonaceous shale unit. Drill hole spacing is less dense than the IIA area but is approximately 50 feet along trend and 50 feet perpendicular to trend and mineralization appears continuous. Mineralization in IIB is up to 195 feet deep on the west end of the trend and 150 feet deep on the east end and overall averages approximately 165 feet deep. The sand unit is approximately 45 feet thick, however, the mineralization in any given hole rarely exceeds 15 feet. Mineralization thickness ranges form 1 to 21.5 feet thick with an average of 4.4 feet. Within the distinct 45 foot thick sand mineralized zone, individual intercepts were combined to represent the GT for the hole within that zone. The summed GT for the IIB area ranges from 0.03 to 1.36 with an average of 0.316. The location of the mineralized zone was taken to be the top of the mineralization. The drill data was then summarized and contoured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; tonnage by GT range was estimated based on the ratio of GT areas to total tonnage; and the results summed. Separate mineral resource estimates were completed for the Silverbell IIA and RD areas. The equilibrium factor for Silverbell IIA, as discussed in Section 20, is 0.91 with a 95% confidence interval of +/- .10.

Summary of Indicated Mineralized Resources – Silverbell IIB Mineralization:

			Average	Equilibrium	Average
GT	Pounds	Tons	Grade	Factor	Grade	Pounds
Minimum	eU3O8		% eU3O8		% eU3O8	eU3O8
0.10	484,106	330,011	0.073	0.91	0.067	440,536
0.25	357,255	230,709	0.077	0.91	0.070	325,102
0.50	135,129	86,794	0.078	0.91	0.071	122,967

WY claims 210 - 208, ZA Claims 1 – 25, And State Leases 0-40963 and 041046

There was no data available for evaluation of this portion of the JAB property. The mineralized trend from the Silverbell IIA mineralization was drilled out to the western boundary of WY claim 21 where it borders WY claim 205. There are mineralized holes within 50 feet of the western border of WY claim 21. These holes, spaced at approximately 50 feet between holes, cross the mineralized roll-front, as follows.

Hole No. 1212 – From 6599-6598’ – 1’ - .03 %U3O8 – Altered or Barren Interior
Hole No. 1279 – From 6613-6608’ – 5’ - .10 %U3O8 – Mineralized Zone
Hole No. 1279 – (8’ – 0.071 %U3O8 overall) - Mineralized Zone
o	From 6617.5-6616’ – 1.5’ - .04 %U3O8
o	From – 6616-6611’ – 5’ - .09 %U3O8
o	From – 6610.5–6609’ – 1.5 .04 %U3O8
Hole No. 1210 – From 6641-6618 – 23’ - .03 %U3O8 –Protore Mineralization

The mineralized trend is proceeding west southwest at this point and could continue on the WY claims 205 – 208, the southern portions of state lease 0-41046, and/or onto the ZA claims 1 -10. The potential trend length on EMC mineral holdings to the west of know mineralization could extend 1.5 miles or more, approximately the same distance as the delineated trends for the Silverbell IIA and IIB mineralization combined. The potential for mineralization in this area is currently untested. Recommendations of this report include acquisition of any additional data that may be available and evaluation of this area by drilling.

Summary of Estimated Mineral Resources

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground mineral resources. The 0.10 GT cutoff estimates were reported to assess the total mineral resource. The 0.25 cutoff is more appropriate for current ISL operations and is recommended for reporting purposes. The 0.50 GT cutoff was employed to highlight the areas of strongest mineralization. Based on this criterion the following measured and indicated mineral resources are estimated:

Indicated Mineral Resources*

GT			Average Grade
minimum	Pounds % eU3O8	Tons	%eU3O8
0.10	440,536	330,011	0.067
0.25	325,102	230,709	0.070
0.50	122,967	86,794	0.071

Measured Mineral Resources*

GT			Average Grade
minimum	Pounds % eU3O8	Tons	%eU3O8
0.10	3,621,033	2,565,840	0.071
0.25	3,232,920	2,210,166	0.073
0.50	2,432,650	1,526,940	0.080

Measured and Indicated Mineral Resources*

GT			Average Grade
minimum	Pounds % eU3O8	Tons	%eU3O8
0.10	4,061,570	2,895,851	0.070
0.25	3,558,022	2,440,875	0.073
0.50	2,555,617	1,613,734	0.079

*numbers rounded

SECTION 20                     OTHER RELEVANT DATA AND INFORMATION

Radiometric Equilibrium

As previously discussed the data utilized for the evaluation of mineral resources on the RD mineralization was solely assay data and did not rely on radiometric data. The great majority of the data available for estimation of mineral resources on the Silverbell mineralization is radiometric geophysical logging data from which the uranium content is interpreted. Radiometric equilibrium conditions may affect the grade and spatial location of uranium mineralization. Generally an equilibrium ratio (Radiometric eU3O8 to Chemical U3O8) is assumed to be 1, i.e. equilibrium is assumed for most reduced mineralization However, for the Silverbell mineralization the equilibrium data is consistent enough within the IIA and IIB mineralized areas and correction for equilibrium by mineralization is warranted by the data.

For the JAB Uranium Project data is available for the evaluation of radiometric equilibrium consists of 42 core and or DNL logged holes of which 36 were located within the Silverbell IIA and IIB mineralized areas, as follows.

Drill Hole Number                                         Equilibrium Factor

(Note: a value > 1 is enriched, a value < 1 is depleted)

SILVERBELL IIA		SILVERBELL IIB
1124	1.44	1268	1.11
1125	0.97	1120	0.872
1126	1.25	1119	0.973
1272	1.23	1121	0.891
1153	1.56	1122	0.84
1154	1.32	1264	0.92
1156	1.25	1260	0.75
1293	1.40	1259	0.52
1145	2.12	1246	1.08
1146	0.75	1245	0.97
1171	1.51	1241	1.06
1179	1.32	1234	0.96
1169	1.20
1184	1.28
1183	0.51
1193	2.15
1192	1.28
1191	1.29
1190	0.99
1185	0.97
1204	1.64
1203	1.62
1202	1.59
1201	1.30

This data was evaluated by linear regression yielding the following results at a 95% confidence level.

Silverbell IIA equilibrium factor:	1.31 +/- .15

Silverbell IIB equilibrium factor:	0.91 +/- .10

Factors affecting radiometric equilibrium at the IIA and IIB areas include:

1.

Erosion and surface oxidation has mobilized uranium in the general area, i.e. within the RD mineralization and up dip from the RD mineralization to the east there is an overall depletion of uranium based on radiometric equivalents.

2.

The depositional environment of the IIA mineralization is more favorable than that of the IIB mineralization due to the continuity of the confining shales. If local ground water carried uranium values in solution in the recent geologic past, preferential deposition could have occurred within the IIA mineralized area.

In summary, given the level and consistency of the available equilibrium data, an adjustment for this factor is reasonable with respect to mineral resources. It is recommended that in the future assessment of mineral reserves, additional data relative to radiometric equilibrium be developed and equilibrium be evaluated for each potential mining area and that the overall data level be increased to approximately 10% of the total subsurface drill data.

SECTION 21                     INTERPRETATION AND CONCLUSIONS

This report summarizes the mineral resources within the property known as the JAB Uranium Project and held via unpatented mining lode claims and state leases by Energy Metals Corporation. It was the objective of this report to complete the estimate of mineral resources, and that objective was met. Uranium mineral resources within and in the vicinity of the project are found in the Eocene Battle Springs Formation. The available data does define a mineralization on a portion of the mineral rights held by EMC specifically within Sections 13, 14, and 15, Township 26 North, Range 94 West, approximately 800 acres. Based on the drill density and the apparent continuity of the mineralization along trends in this area, the mineral resource estimate meets the criteria as measured mineral resources for the RD and Silverbell IIA areas and indicated mineral resources for the Silverbell IIB areas under the CIM Standards on Mineral Resources and Reserves.

EMC holds mineral rights to additional, contiguous properties comprising approximately an additional 1,300 acres. However, there was no data available for these properties at the time this report was prepared. Potential for mineralization does exist to the west and southwest of the known mineralization, as documented in this report. This potential is at present untested. This report recommends exploration of these contiguous properties.

SECTION 22                     RECOMMENDATIONS

The following recommendations are appropriate as the property moves toward development.

1.	Acquire any additional drill logs and other pertinent data not currently held by EMC that may be available.
2.

Confirm and expand the evaluation of equilibrium conditions of the Silverbell mineralization by coring and/or Prompt Fission Neutron (PFN) logging and expand the available chemical data for this portion of the mineralization to approximately 10% of the total data.

3.	Confirm and expand previous metallurgical studies and investigations including the collection of additional core samples for testing, utilizing an alkaline lixiviant.
Studies should consider both ISL and Heap leach recovery.
4.	Complete a detailed hydrological investigation including the determination of geohydrologic properties and current ground water levels and quality.
5.

Complete a mineral reserve and economic feasibility study including preparation of a 43-101 compliant mineral reserve report. This feasibility study should include ISL mining only, conventional mining with heap leach recovery only, and the combination of both methods.

6.

Evaluate the potential for developing the property as a satellite operation feeding existing facilities in Wyoming and/or consolidating this property with other properties in the vicinity to support the capital investment of a new central processing facility.

7.

Test by drilling the potential for mineralization extending westward and/or southwesterly from the Silverbell trend. Specifically, WY claims 205 - 208, ZA claims 1 – 10, and the southern portion of Section 16, T26N, R94W.

SECTION 23                     REFERENCES

Previous Reports:
Beahm, D.L., July 24, 1981, “Great Divide Basin Report”, UCC Internal Correspondence.

Kagetsu, T.J., July 17, 1981, “Great Divide Heap Leach” UCC Internal Correspondence.

Ramachandran, S., August 10, 1981 “Metallurgical Test Report, Great Divide Basin Samples”, UCC Internal Correspondence.

Van Horn, RA., August 13, 1981, “Great Divide Milling Alternatives” UCC Internal Correspondence.

Coulthard, John F. and Scott, Tim, series of memorandums completed from August 24, 1981 to October 29, 1981, providing operating costs for mining, milling, and mine reclamation, UCC Internal Correspondence.

Harvey, G.J., November 12, 1981, “Great Divide Project”, UCC Internal Correspondence.

Publications Cited:
Granger, H. C. and Warren, C. G. (USGS), 1979, “Zoning in the altered tongue with roll-type uranium deposits”, IAEA-SM-183/6.

Rackley, R. I., 1972, “Environment of Wyoming Tertiary Uranium Deposits”, AAPG Bulletin Vol. 56, No. 4.

Green, Gregory N., and Drouillard, Patricia H., 1994, The Digital Geologic Map of Wyoming in ARC/INFO Format: U. S. Geologic Survey Open-File Report 94-0425. (Original mapping by Love and Christiansen, 1985)

Dribus, J.R. and Hanna, R. F., 1982, National Uranium Resource Evaluation, Rawlins Quadrangle, Wyoming and Colorado, US Department of Energy, National Uranium Resource Evaluation.

Roehler, Henry W., 1992, “Description and Correlation of Eocene Rocks in Stratigraphic Reference Sections for the Green River and Washakie Basins, Southwest, Wyoming”, USGS Professional Paper 1506-D.

Finch, James, March 7, 2006, “Wyoming Politicians, Regulators Embrace Uranium Miners with Open Arms”, Stock Interview.com.

HB 15: Severance Tax – Uranium 2003 General Session, State of Wyoming, USA.

IRS, 2004, Publication 535, Business Expenses.

SECTION 24                     CERTIFICATIONS

I Douglas L. Beahm, P.E., P.G., do hereby certify that:

1.	I am the principal owner and president of BRS Inc., 1225 Market, Riverton, Wyoming 82501.
2.	I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974.
3.	I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon, and a licensed Professional Geologist in Wyoming.
4.	I have worked as an engineer and a geologist for a total of 32 years.
5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of the entire Technical Report entitled “JAB Uranium Project, Sweetwater County, Wyoming” prepared for Energy Metals Corporation and dated July 14, 2006.
7.	I have prior working experience on the property as stated in the report.
8.

I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that would affect the conclusions of this report that is not reflected in the Technical Report.

9.	I am independent of the issuer applying all of the tests in NI 43-101.
10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.
11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority.

Signed and Sealed
July 14, 2006

Douglas L. Beahm

SECTION 25                     ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

NOT APPLICABLE TO THIS PROPERTY

SECTION 26                     ILLUSTRATIONS